WARREN RESOURCES, INC.

1114 Avenue of the Americas

34th Floor

New York, NY 10036

January 9, 2009

Ms. Jill Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ronald Winfrey,
Petroleum Engineer

	Re:	Warren Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on March 4, 2008
File No. 001-34169

Dear Ms. Davis:

We are in receipt of your letter dated December 30, 2008, containing comments related to your review of the above-referenced filing. In such letter, you requested that we respond to your comments by January 14, 2009 or advise when a response would be provided.

As discussed with the staff of the Commission yesterday, we respectfully request an extension of the original response time so that our response is due no later than January 30, 2009.

Thank you for your consideration of this request. Please call me at (212) 697-9660 with any concerns you may have regarding the Company’s proposed timetable for responding to the comment letter.

Very truly yours,

/s/ David E. Fleming

David E. Fleming
Senior Vice President and General Counsel